Exhibit 13

Schedule of Transactions

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
10/03/08	100,000	$20.2039	$2,020,390
10/06/08	100,000	$18.1764	$1,817,640
10/07/08	50,783	$17.6821	$897,950

Total:	250,783		$4,735,980

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
11/07/08	25,971	$18.0485	$468,738

*	Excludes Brokerage Commissions